Clinton Group, Inc.
                               9 West 57th Street
                                   26th Floor
                               New York, NY 10019

                                September 3, 2009


Select Comfort Corporation
9800 59th Avenue North
Plymouth, MN 55442
Attention:  Mr. William R. McLaughlin

Dear Mr. McLaughlin:


We have reviewed the press release issued this morning by Select Comfort Corp. (the "COMPANY") in response to Sterling Partners' lawsuit seeking an independent third party to conduct a recount of the shareholder vote of August 27, 2009 and to review the votes cast. As we stated recently in our Schedule 13D/A filing in connection with our letter to the Company dated August 31, 2009, we believe that the Company's determination to conduct a recount is an appropriate acknowledgment of the legitimate interests of all of the Company's stakeholders to ensure that the outcome of the vote on the Sterling Partners' transaction is accurately determined. However, in spite of this acknowledgment, you have now stated that you intend to "vigorously defend" this lawsuit. As far as we can tell, Sterling Partners' lawsuit primarily seeks to have an impartial, independent agency with significant experience as an inspector of elections conduct the recount so that there can be no remaining question as to its outcome regardless of whether the shareholders approved or rejected the Sterling Partners' transaction in the final tally. We fail to understand why the Company would be so adamant about wasting the Company's resources to fight a lawsuit that essentially seeks to establish the outcome of the shareholder vote beyond a reasonable doubt. Expending the Company's limited funds for this purpose is especially concerning because, among other things, (i) the future of the Company hangs in the balance with the Company's lenders' forbearance agreement set to expire imminently, (ii) no alternative plans for refinancing the Company's balance sheet have been offered by the Company's Board of Directors and (iii) the potential for additional litigation by Sterling Partners looms over the Company in the event that the Sterling Partners' transaction is terminated under circumstances in which the true outcome of the shareholder vote is uncertain.

We urge you to immediately appoint an additional independent third party inspector to conduct a recount and to review the votes cast along with Broadridge so that the actual will of the shareholders can be definitively determined.


Very truly yours,

CLINTON GROUP, INC.


By: /s/ Vincent D'Arpino
   ---------------------------------
Name:  Vincent D'Arpino
Title: General Counsel

CC: Mark A. Kimball, General Counsel of Select Comfort Corporation Board of Directors of Select Comfort Corporation